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[LOGO] ROPES & GRAY LLP

       ONE INTERNATIONAL PLACE   BOSTON, MA 02110-2624   617-951-7000    F 617-951-7050
       BOSTON   NEW YORK   PALO ALTO   SAN FRANCISCO   WASHINGTON, DC    www.ropesgray.com
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February 13, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SteinRoeVariable Investment Trust - Registration Statement on Form N-14

Ladies and Gentlemen:

   Enclosed as discussed, for filing on behalf of SteinRoe Variable Investment Trust (the "Acquiring Trust") is a registration statement on Form N-14 (the "Registration Statement"). The Registration Statement relates to the proposed acquisition of Nations Small Company Portfolio (the "Acquired Fund"), a series of Nations Separate Account Trust, by Liberty Small Company Growth Fund, Variable Series (the "Acquiring Fund"), a series of the Acquiring Trust.

   The Registrant acknowledges that the disclosure in the filing is the responsibility of the Registrant.

   The Registrant acknowledges that should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this declaration as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

   The Registrant further acknowledges that the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

   Please direct any comments or questions on the enclosed materials to the undersigned at (617) 951-7402 or James E. Thomas of this office at (617) 951-7367.

                                                  Sincerely,

                                                  /s/ Arthur B. Price
                                                  -----------------------------
                                                  Arthur B. Price

Enclosure

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cc: James E. Thomas